Contacts:

ATA Inc. Benson Tsang, CFO Phone: +86 10 6518 1122 extension 5107 Email: bensontsang@ata.net.cn	Christensen Kathy Li Phone: +1 212 618 1978 Email: kli@christensenir.com
Tom Myers Phone: +86 139 1141 3520 Email: tmyers@christensenir.com

ATA Announces Unaudited Results for the Second Quarter of Fiscal Year 2011

NEW YORK, November 8, 2010 — ATA Inc. (“ATA” or the “Company”, NASDAQ: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced unaudited financial results for its fiscal second quarter of 2011 that ended on September 30, 2010 (“Second Quarter 2011”).

Second Quarter 2011 Highlights

•	Net revenues decreased by 20.0% year-over-year to RMB33.3 million (US$5.0 million) due to shifts in the timing of tests. Revenues exceeded ATA’s guidance for the Second Quarter 2011 of RMB24 million to RMB28 million.

•	Gross profit decreased by 3.2% year-over-year to RMB15.2 million (US$2.3 million), mainly due to the decrease in total net revenues. Gross profit margin increased to 45.7% in the Second Quarter 2011 from 37.8% in the fiscal second quarter of 2010.

•	Loss from operations decreased by 1.9% year-over-year to RMB16.9 million (US$2.5 million).

•	Net loss decreased by 9.6% year-over-year to RMB14.8 million (US$2.2 million).

•	Net loss excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) decreased by 10.9% year-over-year to RMB13.5 million (US$2.0 million).

•	Basic and diluted loss per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) were RMB0.60 (US$0.10). Each ADS represents two common shares of ATA.

•	Guidance is maintained for net revenues in the range of RMB280 million to RMB300 million for the fiscal year 2011 ending March 31, 2011.

•	ATA delivered approximately 1.1 million tests during the Second Quarter of FY2011, an increase of 46.0% from the second quarter of FY 2010.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, said “Primarily because of shifts in the timing of tests by some of our major test sponsors from our fiscal second quarter to our fiscal third quarter this year, our fiscal second quarter performance was down from last year’s fiscal second quarter, as expected. However, we did better than we expected in some of our businesses and reduced costs while maintaining our momentum in product promotion for long-term growth. We expect that our fiscal third quarter 2011, ending December 31, 2010, should be strong compared with last year’s fiscal third quarter.

“We are continuing our prudent investments in the expansion of our two major emerging businesses, the English language qualification tests (“TOEIC”) and the HR Select tests, which we believe have strong long-term growth potential. We delivered about 18% more tests for TOEIC in the second quarter this year as compared with last year’s second quarter.

“Our new business prospects, both in our traditional testing services and in newer business lines, have continued to progress in the second quarter. Testing security guards in China, which are required by a new law and sponsored by the Ministry of Public Security, moved forward toward implementation. On November 2, 2010, we held a seminar for representatives of Public Security Bureaus from different cities explaining the preparation for and the execution and marking of the examination. We are encouraged by the initial feedback from the attendants.”

“Because of the expected shift of revenues from our fiscal second quarter to the third, we are maintaining our previous revenue guidance range for the full fiscal year 2011 which is RMB280 million to RMB300 million. So our fiscal third quarter 2011 compared with our fiscal third quarter 2010, is expected to be strong.

“We continue to believe that our strategy is sound, our actions effective, and our progress aligned for a good long-term growth trend in our business. We look forward to delivering attractive results in the years ahead that we expect will create substantial value for our shareholders.”

Financial Results for the Second Quarter 2011

For the Second Quarter 2011, net revenues were RMB33.3 million (US$5.0 million), a decrease of 20.0% year-over-year. The decrease was mainly driven by lower net revenues from testing services.

During the Second Quarter 2011, net revenues from testing services were RMB16.8 million (US$2.5 million), a decrease of 37.3% from RMB26.8 million in the same period last fiscal year. The decrease was mainly due to the shift in the timing of tests delivered for the Securities Association of China and the Agricultural Bank of China from the Second Quarter 2011 to the fiscal third quarter 2011, partly offset by higher revenues from testing services for the Associate Financial Planner certification examination, China Futures Association, and the PRC Ministry of Human Resources and Social Security.

Net revenues from test-based educational services were RMB5.1 million (US$0.8 million) in the Second Quarter 2011, a decrease of 20.8% from RMB6.4 million in the same period last fiscal year. Net revenues from test preparation and training solutions were RMB4.5 million (US$0.7 million) in the Second Quarter 2011, an increase of 15.7% from RMB3.9 million in the same period of last fiscal year. Other net revenues were RMB6.9 million (US$1.0 million) in the Second Quarter 2011, an increase of 53.5% from RMB4.5 million in the same period of last fiscal year, which was mainly due to miscellaneous testing related services performed for the China Banking Association.

The total number of tests delivered in the Second Quarter 2011 was approximately 1.1 million tests, an increase of 46.0% year-over-year.

Gross profit was RMB15.2 million (US$2.3 million) in the Second Quarter 2011, a decrease of 3.2% from RMB15.7 million in the same period last fiscal year. Gross profit margin increased to 45.7% in the Second Quarter 2011 from 37.8% in the same period of last fiscal year. The increase was primarily driven by the mix of revenues, and supplemental revenue of RMB 3.9 million for tests conducted in prior periods for the Securities Association of China and the China Banking Association based on agreements entered in the Second Quarter 2011.

Operating expenses were RMB32.1 million (US$4.8 million) in the Second Quarter 2011, a decrease of 2.5% from RMB32.9 million in the same period last fiscal year. Sales and marketing expenses increased 10.2% year-over-year to RMB12.3 million (US$1.8 million) from RMB11.2 million, primarily due to an increase in headcount and compensation in support of marketing efforts for the long-term expansion of our TOEIC and HR Select businesses. Research and development expenses increased 2.2% year-over-year to RMB5.6 million (US$0.8 million) from RMB5.5 million. General and administrative expenses decreased 12.8% to RMB14.2 million (US$2.1 million) from RMB16.2 million in the same period of last fiscal year, primarily due to the decrease of RMB 1.3 million in bad debt provisions in the Second Quarter 2011 and lower charges for professional services fees.

Loss from operations was RMB16.9 million (US$ 2.5 million) in the Second Quarter 2011, a reduction in loss of 1.9% from RMB17.2 million in the same period last fiscal year.

Net loss was RMB14.8 million (US$2.2 million) in the Second Quarter 2011, a reduction in loss of 9.6% from RMB16.4 million in the same period last fiscal year.

Basic and diluted loss per common share were both RMB0.33 (US$0.05) in the Second Quarter 2011 compared with a loss per common share of RMB0.37 in the same period last fiscal year. Basic and diluted loss per ADS were both RMB0.66 (US$0.10) in the Second Quarter 2011 compared with a loss per ADS of RMB0.74 in the same period last fiscal year.

Non-GAAP Measures

Net loss excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) totaled RMB13.5 million (US$2.0 million) in the Second Quarter 2011 compared with RMB15.2 million in the same period last fiscal year.

Basic and diluted loss per common share excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for the Second Quarter 2011 was RMB0.30 (US$0.05) compared with a loss per common share of RMB 0.34 in the same period last fiscal year.

Basic and diluted loss per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for the Second Quarter 2011 was RMB0.60 (US$0.10) compared with a loss per ADS of RMB0.68 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this news release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the Second Quarter 2011 was 22.2 million. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the quarter ended September 30, 2009 was 22.4 million. Each ADS represents two common shares.

ATA had 44.4 million common shares outstanding on September 30, 2010, 44.4 million common shares outstanding on June 30, 2010, and 45.7 million common shares outstanding on September 30, 2009. The decline in the number of outstanding common shares was due to ATA’s common share repurchase program.

Test centers

As of September 30, 2010, ATA had 2,006 authorized test centers located throughout China, compared with 2,002 centers as of June 30, 2010. It had 1,998 centers as of March 31, 2010 and 1,954 centers as of September 30, 2009.

Guidance for Fiscal Third Quarter 2011 and Fiscal Year 2011

For the fiscal third quarter 2011 ending December 31, 2010, ATA expects net revenues to be in the range of RMB111 million to RMB115 million. Compared with ATA’s net revenues of RMB 76.4 million in the fiscal third quarter 2010 ended December 31, 2009, the forecast net revenues would represent an increase in the range of 45.3% to 50.5%. The fiscal third quarter 2011 guidance reflects the shift of the timing of testing by test sponsors from the Second Quarter 2011 to the fiscal third quarter 2011.

For its fiscal year ending March 31, 2011, ATA continues to expect net revenues to be in the range of RMB280 million to RMB300 million, which would be up 14.3% to 22.4% from its net revenues in fiscal year 2010 of RMB245.0 million.

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in ATA’s Second Quarter 2011 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast

ATA will host a conference call at 8:00 a.m. Eastern Standard Time (New York) on Tuesday,
November 9, 2010, to discuss the results of its Second Quarter of fiscal year 2011.

Joining ATA Chairman and CEO Kevin Ma will be Walter Wang, Director and President, and Benson Tsang, Chief Financial Officer and Chief Accounting Officer.

To participate in the conference call, please dial 1-800-599-9816 about 10 minutes prior to the scheduled conference call time and use the pass code 7236 7273. International callers should dial
+1-617-847-8705 and use the pass code 7236 7273.

The live internet webcast of the conference call can be accessed on the investor relations section of ATA’s website at www.ata.net.cn. To listen to the webcast, please go to ATA’s website at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website (www.ata.net.cn) and will remain available for 90 days.

A telephone replay of the call will be available from November 9, 2010 at 11:00 a.m. EST, through November 16, 2010 at 11:00 a.m. To access the replay, please dial 1-888-286-8010 and enter the pass code 5876 9240; international callers please dial +1-617-801-6888 and enter the pass code 5876 9240.

About ATA Inc.

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.

ATA’s test center network comprised 2,006 authorized test centers located throughout China as of September 30, 2010. The Company believes it has the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure, and cost-effective manner.

ATA has delivered more than 37.2 million tests, including more than 27.1 million billable tests, since ATA started operations in 1999. During a single weekend in May 2010, using its test delivery platform, ATA delivered tests to approximately 639,000 test takers for the Securities Association of China.

For further information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should, “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the fiscal third quarter ending December 30, 2010 and fiscal year ending March 31, 2011, statements regarding market trends, the potential growth and success of the Company’s TOEIC, HR Select and other businesses, the Company’s potential business related to the program for testing security guards in China, and the future overall operating performance of the Company.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2010, and other filings ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2010.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for the Second Quarter 2011 into U.S. dollars is included solely for the convenience of readers and has been made at the rate of RMB6.6905 to US$ 1.00, the noon buying rate as of September 30, 2010 in New York cable transfers of RMB per US$ as set forth in the H.10 weekly statistical release of Federal Reserve Board. Such translations should not be construed as representations that renminbi amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain (loss) and basic and diluted earnings per common share and ADS excluding share-based compensation expense and foreign currency exchange gain (loss).

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release.

ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain (loss), which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and basic and diluted earnings per common share and per ADS excluding share-based compensation expense is that share-based compensation charges have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,	September 30,
	2010	2010	2010

	RMB	RMB	US$

ASSETS
Current assets:
Cash	213,874,252	238,130,999	35,592,407
Accounts receivable, net	82,900,060	62,719,857	9,374,465
Inventories	2,115,220	2,212,748	330,730
Prepaid expenses and other current assets	10,184,165	9,568,185	1,430,114

Total current assets	309,073,697	312,631,789	46,727,716

Property and equipment, net	70,328,064	67,577,305	10,100,487
Goodwill	23,422,850	23,422,850	3,500,912
Intangible assets, net	23,206,591	21,768,673	3,253,669
Other assets	2,471,898	2,829,423	422,902

Total assets	428,503,100	428,230,040	64,005,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	52,385,674	40,162,826	6,002,965
Deferred revenues	25,837,229	43,939,526	6,567,450

Total current liabilities	78,222,903	84,102,352	12,570,415

Deferred revenues	4,673,805	4,342,753	649,092
Deferred tax liabilities	131,524	131,524	19,658

Total liabilities	83,028,232	88,576,629	13,239,165

Shareholders’ equity:
Common shares	3,418,709	3,418,709	510,980
Additional paid-in capital	485,907,507	488,669,218	73,039,267
Accumulated other comprehensive loss	(16,399,334)	(19,133,710)	(2,859,833)
Accumulated deficit	(127,452,014)	(133,300,806)	(19,923,893)

Total shareholders’ equity	345,474,868	339,653,411	50,766,521

Total liabilities and shareholders’ equity	428,503,100	428,230,040	64,005,686

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2009	2010	2010

	RMB	RMB	US$

Net revenues:
Testing services	26,756,135	16,763,871	2,505,623
Test-based educational services	6,435,702	5,095,749	761,639
Test preparation and training solutions	3,921,362	4,536,982	678,123
Other revenues	4,468,807	6,858,459	1,025,104

Total net revenues	41,582,006	33,255,061	4,970,489
Cost of revenues	25,880,510	18,049,558	2,697,789

Gross profit	15,701,496	15,205,503	2,272,700

Operating expenses:
Research and development	5,519,310	5,638,138	842,708
Sales and marketing	11,166,569	12,301,756	1,838,690
General and administrative	16,236,304	14,155,127	2,115,705

Total operating expenses	32,922,183	32,095,021	4,797,103

Loss from operations	(17,220,687)	(16,889,518)	(2,524,403)
Interest income	153,148	176,383	26,363
Foreign currency exchange gain (loss), net	(116,492)	1,659	248

Loss before income taxes	(17,184,031)	(16,711,476)	(2,497,792)

Income tax benefit	822,231	1,912,481	285,850

Net loss	(16,361,800)	(14,798,995)	(2,211,942)

Basic and diluted loss per common share	(0.37)	(0.33)	(0.05)

Basic and diluted loss per ADS	(0.74)	(0.66)	(0.10)

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	September 30,	September 30,
	2009	2010

	RMB	RMB

GAAP net loss	(16,361,800)	(14,798,995))
Share-based compensation expense	1,071,338	1,282,342
Foreign currency exchange (gain) losses	116,492	(1,659)
Non-GAAP net loss	(15,173,970)	(13,518,312)

GAAP loss per common share:
Basic	(0.37)	(0.33)
Basic
Diluted	(0.37)	(0.33)
Non-GAAP loss per common share:
Basic	(0.34)	(0.30)
Diluted	(0.34)	(0.30)